UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549-3628


     DIVISION OF
CORPORATION FINANCE


                                                               November 13,
2020

  Via E-Mail
  Don S. Williams, Esq.
  Hogan Lovells International LLP
  Suite 1804-1808, Park Place
  1601 Nanjing Road West
  Jing An District
  Shanghai 200040

          Re:     Acorn International, Inc.
                  Schedule 13E-3
                  Filed by Acorn International, Inc., First Ostia Port Ltd., Second Actium Coin
                      Ltd., Robert W. Roche, Ritsuko Hattori-Roche, Catalonia Holdings, LLC
                      and Bireme Limited
                  Filed on October 28, 2020
                  File No. 5-83555

  Dear Mr. Williams:

          We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the
  filing persons    disclosure.

         Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not
  believe our comments apply to the filing persons    facts and circumstances
or do not believe an
  amendment is appropriate, please tell us why in your response.

         After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 13E-3.

  Schedule 13E-3 Exhibit (a)-(1) Preliminary Proxy Statement of the Company

  Letter to Shareholders

  1.      Page iv states that    [v]oting at the extraordinary general meeting
will take place by poll
          voting, as the Executive Chairman of the Board has undertaken to demand poll voting at
          the meeting.    With a view towards disclosure, please advise us in
your response what is
          meant by the phrase    poll voting.
 Don S. Williams, Esq.
Hogan Lovells International LLP
November 13, 2020
Page 2


Special Factors, page 26

2. We note disclosure on the following pages regarding Duff & Phelps discussions with the
       Special Committee related to the Rule 13e-3 transaction:

             page 31 (noting that on September 7, 2020, Duff & Phelps sent a summary of key
           information    to the Special Committee along with the Company   s
financial
           projections)
             page 31 (describing the September 17, 2020 teleconference where Duff & Phelps provided an update on their assessment of the valuation of the Company and certain related factors)
             page 32 (describing the October 2, 2020 teleconference where Duff & Phelps
              discussed their preliminary valuation analysis   )
             page 49 (noting that Duff & Phelps    reviewed with the Special
Committee certain
           financial analyses      )
             page 51 (noting that Duff & Phelps    [p]erformed certain
valuation and comparative
           analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff &
           Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps
           deemed relevant    and    [c]onducted such other analyses and
considered such other
           factors as Duff & Phelps deemed appropriate   )

       Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears the above pages include references
       to presentations made by Duff & Phelps during the Special Committee   s
evaluation of the
       transaction, please supplement the disclosure to provide a reasonably detailed description of such meetings that satisfy the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of
Schedule 13E-3 and
       Item 1016(c) of Regulation M-A. We note that there do not appear to be any such written reports currently filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12,
       1980) and Charles Ephraim (Sep. 30, 1987).

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 33

3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
       to each filing person   s fairness determination and should be discussed
in reasonable
       detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
       13, 1981). While we acknowledge the disclosure on page 38 that    the
Special Committee
       and the Board also considered the fact that authorization and approval of the Merger
       Agreement by the Unaffiliated Security Holders is not required to complete the Merger, please revise this section to either include the factor described in
Item 1014(c) or explain
 Don S. Williams, Esq.
Hogan Lovells International LLP
November 13, 2020
Page 3

       why such factor was not deemed material or relevant. If the procedural safeguard in Item
       1014(c) was not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard.

Opinion of Duff & Phelps, the Special Committee   s Financial Advisor, page 50

4.     Refer to the disclosure in the first paragraph on page 53 indicating
that    Duff & Phelps
       opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of the merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps
       express consent.    Please also refer to similar language contained in
Duff & Phelps
       opinion. Please disclose in the proxy statement, if true, that Duff & Phelps has consented to use of their materials in the filing.

Disclosure of Prior Relationships, page 59

5. Please revise this section to quantify any compensation received in the past two years, or to be received, by Duff & Phelps and its affiliates as a result of its relationship with the
       Company   s affiliates, including Cachet Hotel Group. Refer to Item 9 of
Schedule 13E-3,
       Item 1015(b)(4) of Regulation M-A and Going Private Transactions, Exchange Act Rule
       13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation
217.01.

Financing of the Merger, page 67

6. Please provide the disclosure called for in Item 1007(d) of Regulation M-A. Refer to
       Item 10 of Schedule 13E-3.

Financial Information, page 104

7.     We note that a Form 6-K was filed on October 2, 2020 containing the preliminary
       unaudited financial results for the quarter ended June 30, 2020. Please advise us what consideration was given to disclosing the information required by Item 1010(a)(2) of
       Regulation M-A. Refer to Item 13 of Schedule 13E-3, the Division of Corporation
       Finance   s July 2001 Interim Supplement to Publicly Available Telephone
Interpretations,
       Section H.9. and section 14410.2 of the Division of Corporation Finance Financial
       Reporting Manual. In responding to this comment, please also advise us when the
       Company intends to file its final unaudited financial results for the quarter ended June 30,
       2020 or otherwise make such information publicly available in its home jurisdiction.

Transactions in Shares and ADSs, page 107

8. Please disclose the range of prices paid for the relevant period as required by Item 2 of
       Schedule 13E-3 and Item 1002(f) of Regulation M-A.
 Don S. Williams, Esq.
Hogan Lovells International LLP
November 13, 2020
Page 4


Additional Repurchases, page 108

9. The table on page 108 refers to equity security purchases pursuant to the New Plan.
       Please supplement the disclosure to describe the New Plan and please advise why the table omits information regarding the Repurchase Plan conducted in 2020.

                                            *       *      *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions